OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission, or SEC, on March 11, 2024, or our 2023 Annual Report, as updated by the “Risk Factors” section below.
Overview of Business and Trend Information
We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By end of 2023, we estimate that we derived over 34% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us an approximately 46.5% stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business gives us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, as part of this acquisition we acquired an IP portfolio comprised of hundreds of patents and pending patents.
Recent Developments- Strategic Alternatives
Strategic Alternatives Process
During the first quarter of 2024, we continued the comprehensive process to explore strategic alternatives for our company, in order to maximize value for all Stratasys shareholders, which we had initiated on September 28, 2023 (as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on that day, available at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000121390023080136/ea185964-6k_stratasys.htm). We continue to conduct that process through the current time. We will disclose further developments related to that process if and when we determine that such disclosure is necessary or appropriate.
New Shareholder Rights Plan
In order to enhance our ability to conduct our strategic alternatives process and to preserve for all shareholders the long-term value of our company in the event of a takeover or acquisition of a controlling stake without the payment of a control premium for all Stratasys ordinary shares, on December 21, 2023, our Board of Directors, or the Board, unanimously adopted a limited-duration shareholder rights plan, or the New Rights Plan. The New Rights Plan, if triggered, would significantly dilute the ownership of any Acquiring Person (as defined in the New Rights Plan). The New Rights Plan, which replaced our prior shareholder rights plan that was set to expire on December 31, 2023 (and which was terminated following the effectiveness of the New Rights Plan), contains enhanced shareholder protections that are intended to limit the scope of the New Rights Plan. The New Rights Plan is designed to give all of our shareholders (other than an offeror) a way to voice their position directly to the Board on certain types of offers— via an advisory shareholder vote as to whether the plan should apply to those offers— and, in other circumstances, exempts a qualifying offer from the rights under the plan altogether.
Business Performance in Macro-Economic Environment
Our current financial outlook, as well as our results of operations for the first quarter of 2024, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the first quarter of 2024 decreased by 3.6% relative to the corresponding quarter of 2023, were mostly impacted by the divestment of certain SDM businesses. We are also evidencing macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. On the other hand, the first quarter results also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in both consumables and customer service (excluding divestment of certain SDM businesses).
We continue to closely monitor macroeconomic conditions, including the headwinds caused by inflation, relatively high interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with inflation. We have used price increases to offset those cost pressures. Assuming that those inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans and as a result of a favorable products mix.
Specific developments that may potentially impact our operating performance in an adverse manner include:
•Israel’s retaliatory war against Hamas, Hezbollah and other nearby terrorist organizations, which up to the present time has had a limited impact on our Israeli and global operations. However, given the fact that one of our global headquarters and one of our manufacturing facilities are located in Israel, in case the war widens into a regional conflict and/or worsens Israeli or global economic conditions, that could have an adverse impact on our operations;
•reluctance of central banks in Europe and the U.S. to reduce interest rates due to a fear that it would trigger upwards inflationary pressure, which would leave interest rates at their current relatively high levels, thereby leaving in place unfavorable credit/financing conditions for our customers who purchase our products; and
•potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand;

We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the first quarter of 2024 with $161.1 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

 Summary of Financial Results
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2024 with the corresponding period in 2023.
 Results of Operations
 Comparison of Three Months Ended March 31, 2024 to Three Months Ended March 31, 2023
The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2024		2023
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$144,050	100.0%	$149,377	100.0%
Cost of revenues	80,153	55.6%	83,982	56.2%
Gross profit	63,897	44.4%	65,395	43.8%
Research and development, net	23,977	16.6%	21,475	14.4%
Selling, general and administrative	64,373	44.7%	60,717	40.6%
Operating loss	(24,453)	(17.0)%	(16,797)	(11.2)%
Financial income, net	1,217	0.8%	773	0.5%
Loss before income taxes	(23,236)	(16.1)%	(16,024)	(10.7)%
Income tax expenses	716	0.5%	3,775	2.5%
Share in losses of associated companies	(2,031)	(1.4)%	(2,425)	(1.6)%
Net loss	$(25,983)	(18.0)%	$(22,224)	(14.9)%
Discussion of Results of Operations
Revenues
Our products and services revenues in the three months ended March 31, 2024 and 2023, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2024	2023	% Change
Products	$99,196	$100,971	(1.8)%
Services	44,854	48,406	(7.3)%
	$144,050	$149,377	(3.6)%
Products Revenues
Revenues derived from products (including systems and consumables materials) decreased by $1.8 million, or 1.8%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023, mainly due to longer sales cycles, partially offset by higher consumables revenues derived from (i) our recently acquired entities, and (ii) higher usage of our systems, in an aggregate amount of $5.8 million.
Revenues derived from systems decreased by $7.6 million, or 18.7%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. The decrease is attributable to longer sales cycles.

Revenues derived from consumables increased by $5.8 million, or 9.6%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. The increase was mainly attributable to revenues driven from our recently acquired entities and higher usage of our systems.
Services Revenues
Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $3.6 million for the three months ended March 31, 2024, or 7.3%, as compared to the three months ended March 31, 2023. The decrease in services revenues was mainly driven by lower SDM revenues as a result of our divestiture of several businesses in SDM in an amount of $4.0 million.
Revenues by Region
Revenues and the percentage of revenues by region for the three months ended March 31, 2024 and 2023, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2024		2023		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$86,808	60.3%	$90,080	60.3%	(3.6)%
EMEA	38,473	26.7%	37,880	25.4%	1.6%
Asia Pacific	18,769	13.0%	21,417	14.3%	(12.4)%
	$144,050	100.0%	$149,377	100.0%
* Represent the United States, Canada and Latin America
Revenues in the Americas region decreased by $3.3 million, or 3.6%, to $86.8 million for the three months ended March 31, 2024, compared to $90.1 million for the three months ended March 31, 2023. The decrease mainly related to the divestitures of several businesses in SDM in amount of $4.0 million.
Revenues in the EMEA region increased by $0.6 million, or 1.6%, to $38.5 million for the three months ended March 31, 2024, compared to $37.9 million for the three months ended March 31, 2023. The increase was primarily driven by higher consumables revenues attributable to our recently acquired entities and higher consumables revenues as a result of higher usage of our systems, partially offset by longer sales cycles.
Revenues in the Asia Pacific region decreased by $2.6 million, or 12.4%, to $18.8 million for the three months ended March 31, 2024, compared to $21.4 million for the three months ended March 31, 2023. The decrease was mainly attributable to longer sales cycles and unfavorable exchange rates, partially offset by higher revenues provided by our recently acquired entities and higher consumables revenues as a result of higher usage of our systems.

Gross Profit
Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended March 31,
	2024	2023
Gross profit attributable to:	U.S. $ in thousands		Change in %
Products	$49,439	$49,858	(0.8)%
Services	14,458	15,537	(6.9)%
	$63,897	$65,395	(2.3)%
Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended March 31,
Gross profit as a percentage of revenues from:	2024	2023
Products	49.8%	49.4%
Services	32.2%	32.1%
Total gross profit	44.4%	43.8%

Gross profit attributable to products revenues decreased by $0.4 million, or 0.8%, to $49.4 million for the three months ended March 31, 2024, compared to gross profit of $49.9 million for the three months ended March 31, 2023. Gross profit attributable to products revenues as a percentage of products revenues increased to 49.8% for the three months ended March 31, 2024, compared to 49.4% for the three months ended March 31, 2023. Our gross profit from products revenues decreased mainly as a result of lower year over year products sales and higher amortization expenses of $1.1 million, partially offset by higher revenues driven by our recent acquisitions and higher consumables revenues as a result of higher usage of our systems.
Gross profit attributable to services revenues decreased by $1.1 million, or 6.9%, to $14.5 million for the three months ended March 31, 2024, compared to $15.5 million for the three months ended March 31, 2023. Gross profit attributable to services revenues as a percentage of services revenues increased to 32.2% in the three months ended March 31, 2024, as compared to 32.1% for the three months ended March 31, 2023. Our gross profit from services revenues decreased mainly as a result of higher inventory and employee related charges, partially offset by our divestiture of several businesses involved in SDM.
Operating Expenses
The amount of each type of operating expense for the three months ended March 31, 2024 and 2023, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended March 31,
	2024	2023
	U.S.$ in thousands		% Change
Research and development, net	$23,977	$21,475	11.7%
Selling, general and administrative	64,373	60,717	6.0%
	$88,350	$82,192	7.5%
Percentage of revenues	61.3%	55.0%
  Operating expenses were $88.4 million in the first quarter of 2024, compared to operating expenses of $82.2 million in the first quarter of 2023. The increase in operating expenses was driven primarily by higher costs driven by our recent acquisitions, higher employee charges, costs related to prospective and potential mergers and acquisitions, and related professional fees of $1.9 million, and an expense of $1.9 million derived from revaluation of an investment, partially offset by a favorable currency exchange rate impact of $1.2 million.

Research and development expenses, net increased by $2.5 million, or 11.7%, to $24.0 million for the three months ended March 31, 2024, compared to $21.5 million for the three months ended March 31, 2023. The amount of research and development expenses constituted 16.6% of our revenues for the three months ended March 31, 2024, as compared to 14.4% for the three months ended March 31, 2023. The absolute increase in research and development expenses, was mainly attributable to higher costs driven by our recent acquisitions and higher employee charges, partially offset by a favorable currency exchange rate impact of $0.4 million .
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses increased by $3.7 million, or 6.0%, to $64.4 million for the three months ended March 31, 2024, compared to $60.7 million for the three months ended March 31, 2023. The absolute increase in selling, general and administrative expenses, was primarily attributable to the higher costs driven by our recent acquisitions, costs related to prospective and potential mergers and acquisitions, and related professional fees, of $1.9 million, higher employee charges, and a $1.9 million expense related to revaluation of an investment, partially offset by a favorable exchange rate impact in an amount of $0.9 million. The amount of selling, general and administrative expenses constituted 44.7% of our revenues for the three months ended March 31, 2024, as compared to 40.6% for the three months ended March 31, 2023.
Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2024	2023
	U.S.$ in thousands
Operating loss	$(24,453)	$(16,797)

Percentage of revenues	(17.0)%	(11.2)%

Operating loss amounted to $24.5 million for the three months ended March 31, 2024, compared to an operating loss of $16.8 million for the three months ended March 31, 2023. The absolute increase in the operating loss of $7.7 million, as well as the increase of operating loss as a percentage of revenues by 5.7%, were mainly attributable to the 6.3% increase in operating expenses as a percentage of revenues.
Financial Expenses (Income), net
Financial income, net, which was primarily comprised of foreign currency effects, interest income and other financial charges, was $1.2 million for the three months ended March 31, 2024, compared to financial expenses, net of $0.8 million for the three months ended March 31, 2023.

Income Taxes
Income tax expenses (income) and income tax expenses (income) as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended March 31,
	2024	2023
	U.S.$ in thousands
Income taxes expenses (income)	$716	$3,775
As a percentage of loss before income taxes	(3.1)%	(23.6)%
We had an effective tax rate of 3.1% for the three months ended March 31, 2024, compared to an effective tax rate of 23.6% for the three months ended March 31, 2023. Our effective tax rate in the first quarter of 2024 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowance and changes in our uncertain tax positions.
Share in Losses of Associated Companies
Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2024, the loss from our proportionate share of the losses of our equity method investments was $2.0 million, compared to a loss of $2.4 million in the three months ended March 31, 2023.
Net Loss and Net Loss Per Share
Net loss and net loss per share were as follows:

	Three Months Ended March 31,
	2024	2023
	U.S. $ in thousands
Net loss	$(25,983)	$(22,224)

Percentage of revenues	(18.0)%	(14.9)%

Basic and diluted net loss per share	$(0.37)	$(0.33)
Net loss was $26.0 million for the three months ended March 31, 2024, compared to net loss of $22.2 million for the three months ended March 31, 2023. The increase in net loss was attributable to the increase in our operating loss of $7.7 million, partially offset by lower income tax expenses (benefit) of $3.1 million.
Net loss per share was $0.37 and $0.33 for the three months ended March 31, 2024 and 2023, respectively. The weighted average fully diluted share count was 70.0 million during the three months ended March 31, 2024, compared to 67.6 million during the three months ended March 31, 2023.

 Supplemental Operating Results on a Non-GAAP Basis
The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.
The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP to Non-GAAP Results of Operations
The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

	Three Months Ended March 31,
	2024	Non-GAAP	2024	2023	Non-GAAP	2023
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	U.S. dollars and shares in thousands (except per share amounts)

Gross profit (1)	$63,897	$6,139	$70,036	$65,395	$5,299	$70,694
Operating income (loss) (1,2)	(24,453)	23,254	(1,199)	(16,797)	18,315	1,518
Net income (loss) (1,2,3)	(25,983)	24,299	(1,684)	(22,224)	23,306	1,082
Net income (loss) per diluted share to Stratasys Ltd. (4)	$(0.37)	$0.35	$(0.02)	$(0.33)	$0.35	$0.02

Acquired intangible assets amortization expense		5,084			4,001
Non-cash stock-based compensation expense		952			932
Restructuring and other related costs		103			366
		6,139			5,299

Acquired intangible assets amortization expense		2,459			2,194
Non-cash stock-based compensation expense		7,697			7,308
Restructuring and other related costs		920			1,798
Revaluation of investments		1,900			580
Contingent consideration		511			265
Legal, consulting and other expenses		3,628			871
		17,115			13,016
		23,254			18,315

Corresponding tax effect and other expenses		234			3,038
Equity method related amortization		964			1,490
Finance (income) expenses		(153)			463
		1,045			4,991
		$24,299			$23,306

Weighted average number of ordinary shares outstanding- Diluted	69,993		69,993	67,583		68,080

Liquidity and Capital Resources
A summary of our statements of cash flows is as follows:

	Three Months Ended March 31,
	2024	2023
	U.S $ in thousands
Net loss	$(25,983)	$(22,224)
Depreciation and amortization	12,266	11,680
Stock-based compensation	8,649	8,241
Foreign currency transactions loss	2,054	531
Other non-cash items, net	4,782	3,372
Change in working capital and other items	5,572	(19,526)
Net cash provided by (used in) operating activities	7,340	(17,926)
Net cash provided by investing activities	1,900	75,922
Net cash provided by financing activities	184	855
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(925)	(168)
Net change in cash, cash equivalents and restricted cash	8,499	58,683
Cash, cash equivalents and restricted cash, beginning of period	82,864	150,686
Cash, cash equivalents and restricted cash, end of period	$91,363	$209,369

Our cash, cash equivalents and restricted cash balance increased to $91.4 million as of March 31, 2024 from $82.9 million as of December 31, 2023. The increase in cash, cash equivalents and restricted cash in the three months ended March 31, 2024 was primarily due to $7.3 million of cash provided by operating activities and $1.9 million of cash provided by investing activities.
Cash flows from operating activities
We generated $7.3 million of cash from operating activities during the three months ended March 31, 2024. Cash provided by operating activities reflects changes in our working capital of $5.6 million, depreciation and amortization in an aggregate amount of $12.3 million, stock-based compensation of $8.6 million and foreign currency transactions loss of $2.1 million, partially offset by our $26.0 million net loss. Changes in working capital of $5.6 million were mainly attributable to a decrease in accounts receivable of $15.5 million , partially offset by a decrease in accounts payable of $9.5 million.
Cash flows from investing activities
We generated $1.9 million of cash from our investing activities during the three months ended March 31, 2024. The increase is mostly attributable to $10.0 million net proceeds from short-term bank deposits, partially offset by $2.3 million purchases of property and equipment, as well as $5.0 million of investments in non-marketable equity securities.
Cash flows from financing activities
We generated $0.2 million of cash from financing activities during the three months ended March 31, 2024.

Capital resources and capital expenditures
Our total current assets amounted to $542.1 million as of March 31, 2024, of which $161.4 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $168.2 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel, US and in the U.K.

The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.
Critical Accounting Estimates
We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2023 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations
Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.
These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:
•the extent of our success at introducing new or improved products and solutions that gain market share;
•the extent of growth of the 3D printing market generally;
•the global macro-economic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rates and uncertain economic conditions;
•changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;
•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies;
•the outcome of our board of directors’ comprehensive process to explore strategic alternatives for our company;
•impairments of goodwill or other intangible assets in respect of companies that we acquire;
•the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
•the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
•the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;

•global market, political and economic conditions, and in the countries in which we operate in particular;
•the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas;
•government regulations and approvals;
•litigation and regulatory proceedings;
•infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•the extent of our success at maintaining our liquidity and financing our operations and capital needs;
•impact of tax regulations on our results of operations and financial conditions;
•those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2023 Annual Report, as supplemented herein, as well as in other portions of the 2023 Annual Report.
Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2023 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2023 Annual Report.
LEGAL PROCEEDINGS
We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.
RISK FACTORS
As of the current time, we do not have any updates to the risk factors contained in the 2023 Annual Report. Please see “Item 3. Key Information— D. Risk Factors” in our 2023 Annual Report.